Form 12b-25


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


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SEC FILE NUMBER
1-14642
CUSIP NUMBER - N/A




(Check One): [ ]Form 10-K   [ ]Form 20-F   [x]Form 11-K  [ ]Form 10-Q
             [ ]Form N-SAR

For Period Ended: December 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION


Full Name of Registrant

ING Groep N.V.
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Former Name if Applicable

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Address of Principal Executive Office

Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands
or
P.O. Box 810
1000 AV Amsterdam
The Netherlands
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

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company could not complete its filing of Form 11-K for the ING Americas Savings Plan and ESOP for the period ending December 31, 2002 (the "Form 11-K") due to delay in obtaining and compiling financial and other information in order to complete the annual financial statements which are required to be included in the Form 11-K, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company believes that it will be able to obtain and file such information by the 15th calendar day following the prescribed due date of the Form 11-K.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  B. Scott Burton                   770                         980-5637
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      (Name)                    (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ x ] Yes [ ] No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[   ] Yes   [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ING Groep N.V.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     June 25, 2003                    By   /s/B. Scott Burton
---------------------------              --------------------------------------
                                                  B. Scott Burton
                                                  Attorney-in-fact




ING GROUP
Corporate Legal & Compliance Department
P.O. Box 810
1000 AV Amsterdam, The Netherlands

To whom it concerns
                                                    Department and location code
                                                    Legal Dept., AA 08.13
                                                    Telephone/Fax
                                                    +31 20 5418859 / 8723
                                                    Reference
                                                    Pim Brouwer
                                                    Date
                                                    26 June 2002
Subject
Power of Attorney

Know all men by these presents that we, ING Groep N.V., a corporation duly organised and existing under the laws of The Netherlands, with registered address at Strawinskylaan 2631, 1077 ZZ Amsterdam, The Netherlands, hereby delegate authority to B. Scott Burton to sign on behalf of ING Groep N.V. any document or form and do all other things necessary for the filing with the Securities and Exchange Commission of the employee benefit plans established by ING Group for the benefit of employees of ING Group within the United States of America.

ING Groep N.V. hereby agrees to ratify and confirm anything lawfully done or purported to be done by Mr. Burton pursuant to this Power of Attorney.

We hereby declare that this Power of Attorney will be valid for a period of one year from the date hereof and shall be of no further effect after that date.

This Power of Attorney and all rights and obligations thereunder shall be governed by and construed in accordance with the laws of The Netherlands. All disputes that may arise from or in connection with this Power of Attorney shall be submitted to the jurisdiction of the competent court in The Netherlands to the exclusion of all other authorities.

IN WITNESS WHEREOF, we have hereunto set our hands this 26th day of June 2002.

Authorised Signatory                                      Authorised Signatory
ING Groep N.V.                                            ING Groep N.V.

/s/ Diederik van Wassenaer                              /s/ J.H.J (Jan) Houben
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Strawinskylaan 2631, Amsterdan                            Fax: +31 20 5418723
The Netherlands                                           ING Groep N.V.
Tel. +3 20 5415411


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b)of this Chapter).


http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update:     10/21/2002